SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

ICONIX BRAND GROUP, INC.
(Name of Subject Company)

ICONIX BRAND GROUP, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

451055305
(CUSIP Number of Class of Securities)

John McClain
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor
New York, New York 10018
(212) 730-0030
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Naz Zilkha
Dechert LLP
1095 Avenue of Americas
New York, New York 10036
(212) 698-3654

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Iconix Brand Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 2, 2021 (as from time to time amended and supplemented, the “Schedule 14D-9”). This Amendment No. 2 is being made solely to correct an inadvertent error on the cover page, which contained an incorrect CUSIP number for the Company’s Common Stock, par value $0.001 per share (the “Common Stock”).  The corrected CUSIP number for the Common Stock is 451055305.

Except as otherwise described in the immediately preceding sentence, the information set forth in the Schedule 14D‑9 remains unchanged.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICONIX BRAND GROUP, INC.

Date: July 16, 2021	By:	/s/ John McClain
Name: John McClain
Title: Chief Financial Officer